Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                   Subject Company: ISPsoft Inc.

[OBJECT OMITTED]                                                PRESS RELEASE

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                    DSET Corporation Announces Stock Buy Back


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Bridgewater,  NJ - August 15,  2001 - (Nasdaq:  DSET) - DSET  Corporation  today announced that its board of directors has authorized the repurchase of up to 800,000 shares of the company's common stock on a pre-reverse split basis from time to time on the open market or in privately negotiated transactions over the next 12 months.

On August 14, DSET announced the approval of a one-for-four reverse stock split effective at the close of business on August 21, 2001, pursuant to which one new share of common stock of the company will be issued in exchange for every four outstanding shares of common stock.

Any repurchased shares will be available for use in connection with the company's recently initiated employee stock purchase plan and for other corporate purposes. The timing and amount of any shares repurchased will be determined by the company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

The repurchase program will be funded using the company's working capital. As of June 30, 2001, the company had cash, cash equivalents and marketable securities of approximately $20.9 million.

DSET had 11.6 million shares of common stock outstanding as of August 15, 2001.

"The company is sensitive to the concerns regarding dilution that current shareholders may have about employee stock purchase programs such as this," said Bruce Crowell, DSET's chief financial officer. "By having the opportunity to purchase current outstanding shares with funds provided by the employees when appropriate, we can consider alternatives to the potential dilutive effect of issuing new shares. This stock repurchase program reflects DSET's strong belief in the intrinsic value of the company's stock and demonstrates its commitment to enhancing shareholder value."

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ABOUT DSET

DSET is a leading supplier of software known as electronic-bonding gateways that enable competitive service providers in the telecommunications industry to implement an automated Trading Partner Network (TPN). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET provides the installation, training, interoperability-testing, and maintenance services needed to put TPNs into production and maintain efficient operation. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.
------------

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                       x x x



DSET Contacts:

Financial: Bruce Crowell, Chief Financial Officer, 908-526-7500 Ext. 1775,
           e-mail: bcrowell@dset.com

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net




DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. The document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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